

Mail Stop 3030

May 3, 2017

Via E-mail
Bernard Gutmann
Chief Financial Officer
ON Semiconductor Corporation
5005 E. McDowell Road
Phoenix, AZ 85008

  Re: ON Semiconductor Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 28, 2017
     File No. 000-30419

Dear Mr. Gutmann:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1. Section 5.08 of a May 1, 2015 amended credit agreement that you filed as Exhibit 10.1 to a Form 8-K dated May 1, 2015 indicates that you may do business in Syria and Sudan in limited circumstances. On page 11 of your Form 10-K, you identify Huawei Tech. Co. Ltd., ZTE Hong Kong Ltd., LG Electronics, Panasonic Corporation, Samsung Electronics, Sony Corp., Ericsson, Alcatel Lucent and Siemens Industrial as customers. Each of these companies conducts business or sells products in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or

services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3.   Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products.

Note 15: Income Taxes, page 157

4.   We note on page 159 that you reassessed your prior years' indefinite reinvestment assertion due to the debt incurred to fund the Fairchild acquisition. Please explain to us in more detail your basis for releasing $267.9 million of your valuation allowance related to the change in your judgment about the realizability of your U.S. federal deferred tax assets. Refer to the guidance in ASC 740.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery